ICON INCOME FUND EIGHT A L.P.
                                SUPPLEMENT NO. 5
                            DATED SEPTEMBER 30, 1999
                     TO PROSPECTUS DATED SEPTEMBER 23, 1998

     This Supplement No. 5 dated September 30, 1999 ("Supplement No. 5") updates and revises the prospectus (the "Prospectus") dated September 23, 1998 as previously supplemented by the Master Supplement dated June 14, 1999 (the "Master Supplement"). This Supplement No. 5 forms a part of, and must be accompanied or preceded by the Prospectus and incorporates all changes made to the Prospectus by the Master Supplement (Capitalized terms used in this Supplement No. 5 and not defined in this Supplement No. 5 have the meanings specified in the Prospectus.)
  Supplement No. 5 describes the current status of the Offering and equipment acquisition efforts.

STATUS OF THE OFFERING AND EQUIPMENT ACQUISITION EFFORTS

  The Offering commenced on September 23, 1998. As of September 30, 1999, investor closings have been held reflecting the sale of 491,347.0164 Units ($49,134,701.64) to 2,372 Limited Partners (exclusive of the Initial Limited Partner which has withdrawn in accordance with the procedures described in the
Prospectus), which leaves a maximum of 258,652.9836 Units ($25,865,298.36) available for sale. In view of these closings, the material in the Prospectus on pages 80-81 under the heading "PLAN OF DISTRIBUTION - Segregation of Subscription Payments" should be considered revised because the Minimum Offering required to release the general investor funds from the Escrow Account and the special amount needed to release Pennsylvania funds from the Escrow Account have been met.

  Included with this Supplement No. 5 is a summary of recent equipment acquisitions, leasing and financing efforts of the Partnership not included in the Master Supplement; an update of these transactions representing approximately ten percent or more of the offering proceeds raised to date are provided below. In view of these closings, the material in the Master Supplement on pages 17-18 under the heading "Status of the offering and equipment acquisition efforts" should be considered revised to include the following information.

KLM
Lease Financing of:  two Boeing 737-400 aircraft
Lease Term:          12 months
Equipment Cost:         $ 37,600,000

   On September 30, 1999 the Registrant acquired beneficial ownership of two Boeing 737-400 aircraft from Koninklijke Luchtvaart Maatschappij, N.V. (KLM). The equipment has a gross purchase price of $37,600,000 and is subject to leases with terms ending September 2000 with KLM, an international airline operating worldwide. KLM and its partners serve over 500 cities in 90 countries and in fiscal year 1998/1999 KLM itself carried more than 15 million passengers. In terms of cargo, KLM is believed to be sixth among the 250-plus members of the International Air Transport Association as measured by international revenue ton-kilometer.